Exhibit 99.2

Information Statement

Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) hereby provides the following updates as of September 4, 2026. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to “we,” “us,” “our,” the “Group” or similar references, mean Star Bulk and, where applicable, its consolidated subsidiaries.

Recent Developments

Fleet Update

Newbuilding Vessel Program Update

During the period from July 1, 2026 to September 4, 2026, we took delivery of two more out of the eight newbuilding vessels previously announced. The Star Bella and the Star Kyra, each an 82,000 deadweight ton (“dwt”) Kamsarmax bulk carrier, were delivered in August 2026. Aggregate capital expenditures in connection with these two vessels amounted to approximately $70.2 million, which were financed through our cash reserves. We intend to replenish part of these cash reserves with new debt and/or lease financing until the end of the third quarter of 2026.

As of September 4, 2026, we have three newbuilding vessels remaining under construction, the Star Irini, the Star Aline and the Star Argyro, each an 82,000 dwt Kamsarmax bulk carrier. The financing of these vessels will be carried out through a combination of our cash reserves and part of the net proceeds from the equity offering announced by the Company on September 4, 2026 (the “Greek Equity Offering”). As of September 4, 2026, our aggregate capital expenditures for the three newbuilding vessels is expected to be approximately $109.5 million, of which we had already paid $33.0 million by the six months ended June 30, 2026, and an additional $7.1 million as of September 4, 2026, while we expect to pay an amount of $3.6 million by September 15, 2026. Following these payments, we will have remaining capital expenditures of $65.8 million in respect of these vessels, which we expect to fund with part of the net proceeds from the Greek Equity Offering (with the remaining amount of the net proceeds from the Greek Equity Offering expected to be used to finance new investments relating to the acquisition of newbuild and/or second-hand vessels by our subsidiaries). Based on the current delivery schedule of the vessels, we expect to take delivery of all three remaining vessels during the fourth quarter of 2026.

On a fully delivered basis (as adjusted for the delivery of the three vessels currently under construction and the completion of the announced sale of one vessel from July 1, 2026 onwards), as of September 4, 2026, we own a fleet of 138 vessels with an aggregate carrying capacity of 13,750,243 dwt and an average fleet age of approximately 12.5 years, consisting of 17 Newcastlemax, 14 Capesize, 7 Post Panamax, 42 Kamsarmax, 47 Ultramax and 11 Supramax vessels.

Additionally, our fleet includes 7 long term chartered-in vessels, consisting of 1 Capesize, 4 Kamsarmax, and 2 Ultramax vessels, with an aggregate carrying capacity of 640,000 dwt and an average age of 2.6 years.

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Financing Update

As of September 4, 2026, our outstanding borrowings (including lease financing agreements) amount to $951.3 million, following the repayment of debt liabilities totaling $90.0 million that took place since June 30, 2026.

Corporate Update

As of September 4, 2026, we had 2,841 employees, consisting of 2,553 seafarers and 288 shore-based personnel, engaged in the day-to-day management of the fleet.

Risk Factor Update

As announced by the Company on September 4, 2026, the Company is undertaking the Greek Equity Offering, and the admission to parallel listing for trading (the “Parallel Listing”) on the Main Market of the Regulated Securities Market of Euronext Athens of all its common shares, $0.01 par value per share (“Common Shares”). The Company hereby provides additional risk factor disclosures as follows:

The Parallel Listing may increase costs, create compliance complexity and result in price volatility due to arbitrage and settlement cycle differences.

Maintaining a Parallel Listing will generate additional costs, including increased legal, accounting, investor relations, and other expenses that the Company did not incur prior to the listing of the Company’s Common Shares on Euronext Athens. In addition, the Nasdaq Global Select Market (“Nasdaq”) now settles on a T+1 basis, while settlement on the Euronext Athens remains on a T+2 basis. For any period of time during which differences in the settlement cycles between the stock exchanges exist, such differences may enable market participants to exploit timing mismatches in trade settlement, potentially leading to temporary price discrepancies and increased volatility in the trading price of the Company’s Common Shares. For example, an investor may purchase shares on Euronext Athens, where settlement occurs on a T+2 basis, and simultaneously sell the corresponding shares on Nasdaq, where settlement occurs on a T+1 basis, thereby benefiting from the earlier settlement of the sale relative to the purchase and any associated short-term price differentials between the two markets.

From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure, and adherence to heightened governance practices.

Trends Update

Our results primarily depend on the charter rates we can secure for our vessels. The most widely accepted benchmark for the performance of the overall dry bulk market is the Baltic Dry Index (“BDI”). Historically and up to September 4, 2026, the BDI, an index published by the Baltic Exchange of shipping charter rates for key dry bulk routes, has been characterized by high volatility, reaching a historic low of 290 on February 10, 2016 and a historical high of 11,793 on May 20, 2008. For 2026, the BDI reached its lowest level of 1,532 points on January 15, before peaking at 3,226 points on May 28, while in 2025 the index recorded its low of 715 points on January 30 and its high of 2,845 points on December 3. This cyclicality is mainly attributed to constant changes in the supply and demand of dry bulk vessels, as well as the cyclical nature of the dry bulk shipping industry where periods of increased demand and high freight rates can be followed by periods of capacity oversupply and pressure on freight rates.

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Assuming that the conflicts taking place in the Middle East remain limited in duration and scope, global growth is projected to slow to 3.0% in 2026 and 3.4% in 2027 as compared to its recent pace of about 3.4% in 2024 and 2025, according to recent forecasts from the IMF in July 2026 World Economic Outlook (“IMF July 2026 WEO”). Global economic prospects for 2026 and 2027, as per the IMF July 2026 WEO latest projections, estimate a modest rise in global headline inflation in 2026 to 4.7% from its estimated 4.1% in 2025 (annual average), before continuing its gradual normalization of interest in 2027 to 3.9% from an estimated 6.8% in 2023 (annual average) and 5.8% in 2024. As of June 30, 2026, the BDI stood at 2,501, as a result of the continuing effects of the geopolitical conditions and the common seasonality that the dry bulk market experiences during the second quarter of each year, while on August 27, 2026, the BDI stood at 3,107, reflecting a continued upward trend in the third quarter of 2026.

International dry bulk trade is highly correlated to global economic activity. Economic growth, industrial production, infrastructure investment, energy demand, agricultural output and the development of new mining projects in these regions are key drivers of seaborne dry bulk trade. In particular, China remains the dominant force in the dry bulk market, accounting for approximately 43% of global dry bulk imports. The Chinese economy is expected to maintain a solid growth trajectory, with GDP growth projected at approximately 4.6% in 2026 and strengthening to 4.1% in 2027, supporting continued demand for dry bulk commodities and underpinning global trade flows. At the same time, geopolitical developments, trade policies, environmental regulations and energy prices may influence commodity flows, freight rates and vessel operating costs, thereby affecting our financial performance.

According to a Clarksons Research Dry Bulk Trade Outlook report from August 2026 (“August 2026 Dry Bulk Trade Outlook”), the dry bulk shipping market has remained relatively firm so far in 2026, supported by robust demand and longer average voyage distances. Weighted bulk carrier sector earnings during the year to mid-August 2026 were reported at approximately $18,000 per day, representing an increase of approximately 53% compared to the corresponding period of 2025, while average earnings remained above $20,000 per day by mid-August 2026. The Capesize segment has outperformed the smaller vessel classes, supported by comparatively lower fleet growth and stronger demand fundamentals, with average earnings fluctuating in the $35,000 to $45,000 per day range in August 2026. Nevertheless, notwithstanding the favorable market conditions observed in 2026 up to mid-August, the outlook for the dry bulk shipping market remains subject to considerable uncertainty, including developments in global trade, geopolitical tensions, vessel supply growth, commodity demand, environmental regulations and other macroeconomic factors, and accordingly there can be no assurance that these market conditions will continue.

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Additionally, according to the August 2026 Dry Bulk Trade Outlook, global seaborne dry bulk trade is projected to increase by approximately 2.6% in DWT during 2026, compared to an expected increase of approximately 3.5% to 4% in the total size of the global dry bulk fleet. While slower operating speeds and scheduled off-hire periods are expected to provide some support to market balance, forecasts currently indicate that fleet growth may exceed demand growth during 2027. Nevertheless, in the backdrop of the constantly changing geopolitical environment and the general cyclicality of the international dry bulk shipping industry, this data cannot be taken as an indication for the industry’s trends or for the future performance of the index or for the demand and supply for our dry bulk fleet, but solely as a depiction of the current market performance of the dry bulk shipping industry.

The significant geopolitical developments that have taken place and continue to take place in 2026, including the wars in Ukraine and the Middle East, combined with the escalation of tariff disputes for international trade, have disturbed the maritime trade of dry bulk commodities, global shipping routes, charter rates and shipping insurance. Aside from their direct impact on maritime trade itself, these events have indirectly impacted the flow of trade through their effects on the global economic development and inflation. This development may lead to increased operating expenses for us, including bunkering costs, crew wages, spare parts, vessel repairs and improvements, insurance costs and other expenses for vessel support services.

The conflict between the United States and Iran, which commenced in March 2026, has resulted in severe and ongoing maritime trade disruption through the Strait of Hormuz, one of the world's most strategically significant maritime chokepoints, through which a substantial portion of global oil, fertilizers and liquified natural gas exports transit, and has triggered a dramatic and immediate spike, globally, in oil and bunker fuel prices. Shipping companies, which use marine bunker fuels, have been directly affected by these rapid market movements. Iranian forces have taken steps towards restricting access to the Strait and have threatened and carried out attacks on commercial vessels attempting to transit the waterway, causing severe congestion and instability across the Persian Gulf's shipping lanes and a significant reduction in daily transit traffic. There can be no assurance that the disruption to global shipping lanes will not be prolonged. Moreover, there is no assurance that commercial shipping through the Persian Gulf will resume at pre-conflict levels in the near term as uncertainty remains regarding the duration, geographic scope, and ultimate resolution of the conflict, and it is possible that a prolonged closure of the Strait of Hormuz or a broader regional escalation involving Gulf states could increase our operating costs, war-risk insurance premiums, bunker fuel and voyage expenses, and could adversely affect our operations or financial performance. support to market balance, forecasts currently indicate that fleet growth may exceed demand growth during 2027. Nevertheless, in the backdrop of the constantly changing geopolitical environment and the general cyclicality of the international dry bulk shipping industry, this data cannot be taken as an indication for the industry’s trends or for the future performance of the index or for the demand and supply for our dry bulk fleet, but solely as a depiction of the current market performance of the dry bulk shipping industry.

The significant geopolitical developments that have taken place and continue to take place in 2026, including the wars in Ukraine and the Middle East, combined with the escalation of tariff disputes for international trade, have disturbed the maritime trade of dry bulk commodities, global shipping routes, charter rates and shipping insurance. Aside from their direct impact on maritime trade itself, these events have indirectly impacted the flow of trade through their effects on the global economic development and inflation. This development may lead to increased operating expenses for us, including bunkering costs, crew wages, spare parts, vessel repairs and improvements, insurance costs and other expenses for vessel support services.

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The conflict between the United States and Iran, which commenced in March 2026, has resulted in severe and ongoing maritime trade disruption through the Strait of Hormuz, one of the world's most strategically significant maritime chokepoints, through which a substantial portion of global oil, fertilizers and liquified natural gas exports transit, and has triggered a dramatic and immediate spike, globally, in oil and bunker fuel prices. Shipping companies, which use marine bunker fuels, have been directly affected by these rapid market movements. Iranian forces have taken steps towards restricting access to the Strait and have threatened and carried out attacks on commercial vessels attempting to transit the waterway, causing severe congestion and instability across the Persian Gulf's shipping lanes and a significant reduction in daily transit traffic. There can be no assurance that the disruption to global shipping lanes will not be prolonged. Moreover, there is no assurance that commercial shipping through the Persian Gulf will resume at pre-conflict levels in the near term as uncertainty remains regarding the duration, geographic scope, and ultimate resolution of the conflict, and it is possible that a prolonged closure of the Strait of Hormuz or a broader regional escalation involving Gulf states could increase our operating costs, war-risk insurance premiums, bunker fuel and voyage expenses, and could adversely affect our operations or financial performance.

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